Exhibit 99.1

Field Trip Health Ltd. To Pursue Treatment Resistant Depression And Postpartum Depression As Indications For FT-104

Anita H. Clayton, MD, joins Scientific Advisory Board

TORONTO, September 9, 2021 - Field Trip Health Ltd. (TSX: FTRP; FTRP.WT; NASDAQ: FTRP) (“Field Trip”), a global leader in the development and delivery of psychedelic therapies, announced today the lead indications for FT-104, its novel psychedelic compound in development, will be Treatment Resistant Depression (TRD) and Postpartum Depression (PPD). Field Trip today also announced that Anita H. Clayton, MD, Chair of Psychiatry and Neurobehavioral Sciences at the School of Medicine at the University of Virginia, has joined its Scientific Advisory board.

Through Field Trip Discovery, its drug development division, Field Trip is developing next-generation psychedelic molecules. Its first molecule in development, FT-104, a prodrug, is a synthetic serotonin-2A (5HT2A) agonist whose active component has serotonin-2A potency similar to psilocybin. Importantly, however, the active component of FT-104 is expected to produce a reliably shorter duration of psychoactivity (2-3 hours) than psilocybin, and has high bioavailability after administration.

Preclinical activities that will enable commencement of Phase I clinical trials in calendar Q1 2022 are ongoing and are expected to continue through to the end of calendar 2021. After completion of the Phase, and opening of a US-IND, Field Trip intends to initiate Phase IIA studies in TRD, following which Phase II studies in TRD and PPD are expected to be conducted substantially in parallel.

Treatment Resistant Depression

It is estimated that, globally, there are 322 million people who suffer from major depressive disorders1, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first and second line therapies, thus TRD represents a significant unmet need for effective treatments. Beyond the quality of life impacts, people with TRD have higher costs of care and tend to experience decreased work productivity.

Postpartum Depression

Postpartum depression affects about 10- 15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.2 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while serotonin reuptake inhibitors (SSRIs) used off-label take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.3

[1]	https://jamanetwork.com/journals/jama/article-abstract/2618635

[2]	Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.

[3]	Murray L, Cooper PJ Int. J Psychiatry 1996, 8, 55.

Dr. Nathan Bryson, Field Trip’s Chief Scientific Officer, said, “Given our encouraging preclinical results to date, we believe that FT-104 has the potential to transform approaches to hard-to-treat depressive disorders. Our preclinical activities are expected to continue through 2021 with the goal of determining the pharmacokinetics, metabolism and routes of elimination in animal species, as well as safety pharmacology. Selecting our two main indications is a significant milestone for Field Trip, and will guide our clinical strategy as we design our Phase II trials and work toward drug commercialization.”

Joseph del Moral, Field Trip’s CEO, said, “The decision to pursue TRD and PPD in parallel is the result of a comprehensive strategic assessment of FT-104’s is unique and desirable characteristics. TRD represents a tremendous market opportunity for which we believe FT-104 will rapidly become a preferred treatment option, especially relative to psilocybin. Notably, PPD is an acute condition with a lower regulatory burden and shorter overall timelines for approval making FT-104 a potential first-in-class for PPD. By pursuing TRD and PPD in parallel, we can achieve both speed and scale for FT-104.

“We are also delighted that Dr. Clayton has joined our Advisory board. She is a widely known and highly respected physician for the treatment of depression and PPD and our future work will benefit from her extensive knowledge,” concluded Mr. del Moral.

Appointment of Anita H. Clayton, MD

Anita H. Clayton, MD is the David C. Wilson Professor and Chair of Psychiatry & Neurobehavioral Sciences and Professor of Clinical Obstetrics & Gynecology at the University of Virginia. She has published over 200 peer-reviewed papers, and was named to the 2019-2020 Best Doctors in America list. She has focused her clinical practice and research on major depressive disorder, mood disorders associated with reproductive-life events in women including PPD, sexual dysfunction, and sexual disorders.

“A significant population of patients with depressive disorders do not find adequate symptom management from the current options. Major depressive disorder (MDD), treatment-resistant depression (TRD) and postpartum depression (PPD) share similar etiologies and negatively impact functioning. Women are twice as likely as men to be diagnosed with depression, and a significant unmet need exists for TRD and PPD. Fast-acting medicinal agents that provide immediate and long-lasting relief are critically lacking. I am looking forward to examining whether the serotonin agonist compound, FT-104, may have such effects,” added Dr. Clayton.

About Field Trip Health Ltd.

Field Trip is a global leader in the development and delivery of psychedelic therapies. With our Field Trip Discovery division leading the development of the next generation of psychedelic molecules and conducting advanced research on plant-based psychedelics and our Field Trip Health division building centers for psychedelic therapies opening across North America and Europe along with the digital and technological tools that will enable massive scale, we help people in need with a simple, evidence-based way to heal and heighten engagement with the world.

Learn more at https:// www.meetfieldtrip.com, https://www.fieldtriphealth.com https:/ /www.fieldtriphealth.nl and

Follow us on Twitter and lnstagram: @fieldtriphealth

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Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Field Trip and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipated”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or, be achieved. Such statements are based on the current expectations and views of future events of the management of Field Trip, and are based on assumptions and subject to risks and uncertainties. Although the management of Field Trip believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including interest in Field Trip’s training program, interest in the KAP Co-Op Program, uptake of the KAP Co-Op Program by therapists and patients, the timing and results of its research and development programs, whether related to TRD PPD or otherwise, approval of phase 1 human trials, if any, the risk that future clinical studies may not proceed as expected or may produce unfavorable results, the opening of additional clinics, the COVID-19 epidemic, the medical clinic industry, market conditions, economic factors, management's ability to manage and to operate the business and the equity markets generally. Although Field Trip has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Field Trip does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

Media contacts:

McKenna Miller

KCSA Strategic Communications

347-487-6197

press@fieldtriphealth.com

Rachel Moskowitz

Autumn Communications

202-276-7881

press@fieldtriphealth.com

Investor contacts:

Kathleen Heaney

KCSA Strategic Communications

fieldtripir@kcsa.com

SOURCE Field Trip Health Ltd.